JPMORGAN TRUST I

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

January 24, 2014

Mark Cowan

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I (the “Trust”); File Nos. 33-103022; 811-21295 – Post-Effective Amendment No. 305

Dear Mr. Cowan:

This letter is in response to the comments you provided to me with respect to the JPMorgan Income Fund (the “Fund”). The Trust’s responses to your comments are set forth below. We will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) of the Securities Act of 1933, which will become automatically effective on February 8, 2014 pursuant to the Rule.

Fee Table

1.	Comment: In the introductory paragraph, please delete the following disclosure as it does not comply with Form N-1A: “You may qualify for sales charge discounts on purchases of Class A Shares if you and your family invest, or agree to invest in the future, at least $100,000 in the J.P. Morgan Funds.”

Response: We respectfully disagree. The disclosure in the introductory paragraph tracks the language in Item 3 of Form N-1A and is for Funds that offer sales charge discounts. See Instruction 1(b) to Item 3 of Form N-1A.

2.	Comment: In the fee table for Class R6 Shares, the Total Annual Fund Operating Expenses number of 0.15% is incorrect based on management fees and other expenses. Please correct the number in the fee table.

Response: The fee table will be corrected in the next filing for the Fund.

Main Investment Strategies

3.	Comment: The Risk/Return Summary discloses that the Fund may invest a “significant portion” of its assets in asset-backed securities, mortgage-related and mortgage-backed securities. Please clarify in the disclosure what is meant by “significant” and the extent to which the Fund may use these types of investments.

Response: Given the flexible nature of the Fund, the Fund does not have a specific limit on investments in asset-backed securities, mortgage-related securities and mortgage-backed securities. We believe that the term “significant” alerts investors that a large portion of the Fund’s assets may be invested in these types of securities. In addition, we believe the term “significant” complies with plain English requirements. Consistent with the definition of “significant”, we believe that the current disclosure is effective in informing potential investors concerning the importance of these types of securities to the Fund’s strategy and their potential impact on the Fund’s performance and risk parameters.

4.	Comment: The “Asset-Backed, Mortgage-Related, and Mortgage-Backed Securities Risk” disclosure indicates that the Fund “will be exposed to additional risk to the extent that it uses inverse floaters and inverse IOs. . .” Please add disclosure that the Fund will invest in inverse floaters and inverse IOs as a principal strategy in the main investment strategy section of the Risk/Return Summary.

Response: The following disclosure will be added to the disclosure concerning stripped mortgage-backed securities in the main investment strategy section of the Risk/Return Summary (new disclosure underlined): “Such securities may be structured as collateralized mortgage obligations (CMOs) and stripped mortgage-backed securities, including those structured such that payments consist of interest-only (IO), principal-only (PO) or principal and interest. The Fund also may invest in inverse floaters and inverse IOs, which are debt securities with interest rates that reset in the opposite direction from the market rate to which the security is indexed.”

Main Risks

5.	Comment: In “Interest Rate Risk”, the prospectus discloses that given the historically low interest rate environment, risks associated with rising rates are heightened. Please include disclosure indicating that longer duration securities are subject to greater interest rate risk.

Response: The following disclosure will be added to “Interest Rate Risk”: “Securities with greater interest rate sensitivity and longer maturities tend to produce higher yields, but are subject to greater fluctuations in value.”

6.	Comment: The prospectus discloses “European Market Risk” as a principal risk of the Fund. Please indicate that the Fund invests in European issuers as a principal investment strategy in the main investment strategy section.

Response: The risk is included in the prospectus due to the Fund’s investment in developed and emerging markets in general rather than a specific strategy to focus investments in Europe or European issuers. Such securities may be issued by countries throughout the world which may be impacted by events in Europe. As a result, we do not think it is appropriate to indicate that the Fund will invest in Europe as a principal strategy as it may suggest a focus that the Fund will not have.

In connection with your review of Post-Effective Amendment No. 305 filed by the Trust on November 25, 2013, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 901-1410.

Sincerely,

/s/ Jessica K. Ditullio
Jessica K. Ditullio
Assistant Secretary

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